Exhibit 21.1

SUBSIDIARIES

BrightSphere Investment Group plc, a company incorporated and registered in England and Wales with company number 09062478, had the domestic and international subsidiaries shown below as of December 31, 2018.

Subsidiary	Jurisdiction
BrightSphere US, Inc.	Delaware
BrightSphere Inc.	Delaware
BrightSphere International, Ltd.	United Kingdom
BrightSphere Capital LLC	Delaware
Acadian Asset Management LLC	Delaware
Barrow Hanley Mewhinney & Strauss, LLC	Delaware
Campbell Global, LLC	Delaware
(d/b/a Campbell Timberland Management, LLC in California)
Copper Rock Capital Partners LLC	Delaware
Investment Counselors of Maryland, LLC	Delaware
Landmark Partners, LLC	Delaware
SCO Investment Holdings Ltd.	United Kingdom
Thompson, Siegel & Walmsley LLC	Delaware